Att 1/22/2002

TC 1/17/02



02005347

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


JAN 1 4 2002
340

SEC FILE NUMBER
8- 22224

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2000 (MM/DD/YY) AND ENDING September 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Kentucky Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State National Bank Building Sutie 400
(No. and Street)

Frankfort (City) Kentucky (State) 40601 (Zip Code)

PROCESSED
JAN 2 5 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond Stan Kramer 502-875-4611
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles T Mitchell Co
(Name — *if individual, state last, first, middle name*)

PO Box 698 (Address) Frankfort (City) Kentucky (State) 40601 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Stan Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Kentucky Securities Corporation, as of NOvember 20, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

Notary Public, State at Large, KY.
My commission expires Aug. 3, 2004

This report** contains (check all applicable boxes):

XX (a) Facing page.
XX (b) Statement of Financial Condition.
XX (c) Statement of Income (Loss).
XX (d) Statement of Changes in Financial Condition.
XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
XX (g) Computation of Net Capital
XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. Not Required
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOt Required
XX (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report. Not REquired
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. NOt Required

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST KENTUCKY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

For the Years Ended September 30, 2001 and 2000

TABLE OF CONTENTS

Charles T. Mitchell Company, LLP

Certified Public Accountants

201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE - (502) 227-7395
TELECOPIER - (502) 227-8005

CTM

DON C. GILES, C.P.A.
WILLIAM G. JOHNSON, JR., C.P.A.
LARRY T. WILLIAMS, C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.

CHARLES T. MITCHELL, C.P.A.
CONSULTANT

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

We have audited the statements of financial condition of the First Kentucky Securities Corporation as of September 30, 2001 and 2000 and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the First Kentucky Securities Corporation as of September 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles T. Mitchell Co.

November 12, 2001

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
September 30, 2001 and 2000

	2001	2000
ASSETS		
Current Assets		
Cash	$162,455	$116,303
Inventory	494,153	785,090
Interest Receivable	3,042	4,049
Accounts Receivable - Trade	23,810	3,001
Accounts Receivable - Employee	3,459	
Prepaid Expenses		4,449
Total Current Assets	686,919	912,892
Property and Equipment - Net	11,311	15,763
Other Assets		
Deferred Taxes	22,908	22,908
Insurance Cash Surrender Value	11,406	9,488
Total Other Assets	34,314	32,396
TOTAL ASSETS	$732,544	$961,051
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable	$ 18,836	$ 17,910
Payroll and Withholdings Payable	16,373	26
Notes Payable	110,428	319,161
Total Liabilities	145,637	337,097
STOCKHOLDERS' EQUITY		
Common Stock -150 and 75 Shares Issued par $500 and $1,000	75,000	75,000
Additional Paid in Capital	152,876	134,030
Retained Earnings	386,531	443,924
Less: Treasury Stock -55 and 29 Shares par $500 and $1,000	(27,500)	(29,000)
Total Stockholders' Equity	586,907	623,954
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$732,544	$961,051

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF INCOME
For The Years Ended September 30, 2001 and 2000

	2001	2000
REVENUE		
Brokerage Income	$ 88,109	$ 45,857
Joint Account Income	8,187	4,882
Interest Income	29,992	56,057
Trading Account Income	282,729	185,479
Fiscal Agent Income - Net	153,752	275,635
Placement Fee - Net		2,775
Management Fee - Net		39,200
Advisory Fee	22,345	4,555
Consulting Fee		5,273
Miscellaneous	4,577	
Total Revenue	589,691	619,713
EXPENSES		
Officer and Employee Compensation	368,877	361,316
Officer and Employee Benefits	66,382	60,267
Communication and Promotion	71,356	72,221
Office Rent and Expenses	73,601	60,077
Other Operating Expenses	19,398	18,306
Interest Expense	10,736	24,799
Clearing Fees	29,832	17,200
Depreciation	6,902	6,550
Total Expenses	647,084	620,736
Net (Loss) Before Income Taxes	(57,393)	(1,023)
INCOME TAXES		
Net (Loss)	$(57,393)	$ (1,023)
Earnings Per Share 95 and 46 Shares Issues Respectively Net (Loss)	$ (604)	$ (22)
Earnings per Share Assuming Stock Options Exercised 110 Shares Issued Net (Loss)	$ (522)	

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF STOCKHOLDERS' EQUITY
September 30, 2001 and 2000

	Common Stock		Additional Paid In	Treasury Stock		Retained	
	Shares	Amount	Capital	Shares	Amount	Earnings	Totals
Balances October 1, 1999	75	$75,000	$ 134,030	(29)	$(29,000)	$444,947	$624,977
Net (Loss)						(1,023)	(1,023)
Balances September 30, 2000	75	75,000	134,030	(29)	(29,000)	443,924	623,954
Stock Split	75			(29)			
Issuance of Treasury Stock			18,846	3	1,500		20,346
Net (Loss)						(57,393)	(57,393)
Balances September 30, 2001	150	$75,000	$ 152,876	(55)	$(27,500)	$386,531	$586,907

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF CASH FLOWS
For The Years Ended September 30, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$(57,393)	$ (1,023)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	6,902	6,549
Changes in Assets and Liabilities:		
(Increase) in Accounts Receivable	(24,268)	(216)
Decrease/(Increase) in Inventory	290,937	(154,913)
Decrease/ in Interest Receivable	1,007	3,478
Decrease/ in Prepaid Expenses	4,449	2,391
Increase in Accounts Payable	926	(15,090)
Increase/(Decrease) in Payroll and Withholdings Payable	16,347	(49)
(Increase) in Insurance Surrender Cash Value	(1,918)	(1,515)
Total Adjustments	236,989	(159,365)
Net Cash Provided by Operating Activities	260,581	(160,388)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Purchases	(2,450)	(2,565)
CASH FLOWS FROM FINANCING ACTIVITIES		
Notes Payable - Net	(208,733)	167,382
Issuance of Stock	20,346	
Total Financing Activities	(188,387)	167,382
NET INCREASE IN CASH	46,152	4,429
Cash at Beginning of Year	116,303	111,874
Cash an End of Year	$162,455	$116,303

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash Paid During The Year For:

	2001	2000
Interest	$ 10,736	$ 24,799

The accompanying notes are an integral part of these financial statements.

ENTITY

First Kentucky Securities Corporation is a full service broker/dealer. The company specializes in providing financial advisory services to public entities and the trading and underwriting of Kentucky tax free of municipal bonds.

BASIS OF ACCOUNTING

The company's securities transactions and the related profit or loss are recorded on a trade date basis, except that transactions are not recognized until pricing is established. All other income is recognized when earned. All expenses are recognized when incurred.

NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the corporation is required to maintain a minimum net capital as defined under such provisions. The corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2001 and 2000 are shown on page 10 of this report.

CORPORATE INCOME TAX

The corporation has reported no federal or state income tax liability at September 30, 2001 or 2000. A deferred tax asset of $22,908 for September 30, 2001 and 2000 is recognized for net operating loss carry-overs and tax credits. There was no increase or decrease in the deferred tax asset as a result of current operations, and this amount may be subject to future reduction if evidence indicates it is more likely than not that some or all of the deferred tax asset will not be realized. These tax benefits will be used to offset future federal and state tax liabilities to the extent permitted by federal and state tax laws. Unused tax benefits will begin to expire in 2015.

A permanent accounting difference between book and taxable loss exists because of tax exempt bond interest and non-deductible expenses. Taxable loss and pre-tax financial loss are reconciled as follows:

	Federal		State	
	2001	2000	2001	2000
Net (Loss) Per Books	$(57,393)	$ (1,023)	$(57,393)	$ (1,023)
Non-deductible Items	141	550	141	550
Tax Exempt Bond Interest	(23,520)	(46,810)	(23,520)	(46,810)
Depreciation Difference Between Book and Tax	922	(280)	922	(280)
Taxable (Loss)	$(79,850)	$(47,563)	$(79,850)	$(47,563)

CUSTOMER AND DEALER CONTROL ACCOUNT

There were no customer-dealer accounts receivable at September 30, 2001 and 2000, respectively. No customer-dealer accounts payable existed at September 30, 2001 and 2000, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated over their estimated useful lives in accordance with straight lined depreciation method. The cost, accumulated depreciation and net book value of property and equipment are scheduled below by classification. Depreciation expense for the fiscal years ended September 30, 2001 and 2000 was $6,902 and $6,549, respectively.

PROPERTY AND EQUIPMENT (continued)

	Cost		Accumulated Depreciation		Net Book Value	
	2001	2000	2001	2000	2001	2000
Office Equipment	$ 38,325	$ 35,876	$ 30,305	$ 24,719	$ 8,020	$ 11,157
Furniture/Fixture	7,068	7,068	7,068	7,068		
Lease Improvements	13,280	13,280	9,989	8,674	3,291	4,606
Totals	$ 58,673	$ 56,224	$ 47,362	$ 40,461	$ 11,311	$ 15,763

INVENTORY

	2001	2000
Danville Kentucky Multi-City Lease Bonds 4.05% Maturing 06/01/02	$	$ 19,740
Kentucky Housing Corp. Bonds 4.00% Maturing 01/01/06 $25,000	25,000	
Louisville Water and Sewer Bonds 6.375% Maturing 11/01/07 $5,000	5,400	
Kenton County Airport Bonds 7.50% Maturing 02/01/20 $75,000	75,750	
Powell County General Obligation Bonds Various Rates and Maturities	129,125	
Kentucky State Property and Building Bonds Various Rates and Maturities	258,878	537,953
South Anderson Water District Bonds 5.05% Maturing 01/01/19 $30,000		27,334
Clark County Industrial Building Revenue Bonds 7.00% Maturing 12/01/08 $70,000		70,044
Kentucky Economic Development Finance Authority Bonds 0.00% Maturing 10/01/07 $80,000		55,634
Kentucky Turnpike Authority Toll Recovery Bonds 0.00% Maturing 01/01/01 $30,000		29,655
Kentucky Turnpike Authority Toll Road Bonds 6.125% Maturing 07/01/08 $20,000		20,600
Shelby County School District Bonds 4.15% Maturing 09/01/07 $25,000		24,130
Totals	$494,153	$785,090

Inventory is adjusted to market value. Any difference is reported as unrealized gain or loss.

AVAILABILITY OF STATEMENT OF FINANCIAL CONDITION

The statement of financial condition of the most recent audit report of the First Kentucky Securities Corporation is available for examination at the office of the corporation at Suite 400, State National Bank Building, Frankfort, Kentucky and at the regional and principal offices of the Securities and Exchange Commission.

NOTES PAYABLE

	2001	2000
Funds on a brokerage margin account at Bear Stearns. The interest rate is approximately 7.50%		$319,161
Funds on a brokerage margin account at Bank of New York. The interest rate is approximately 4.75%	$110,428	

The loans are secured by bonds, which are held in inventory. Interest expense for the fiscal years ended September 30, 2001 and 2000 totaled $10,736 and $24,779, respectively.

ESTIMATES

The preparation of financial statement in conformity with generally accepted accounting principles requires management to makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

The company uses the direct write off method for uncollectible accounts. Write offs are current and this method does not differ materially from generally accepted accounting principles.

PENSION PLAN

First Kentucky Securities Corporation has established a salary reduction employee pension (SAR/SEP) plan. Employees contribute through payroll deduction. Contributions by employees are limited to amounts permitted by current tax laws. Employer contributions are made at the discretion of management. No discretionary contributions were made by the company during the years ended September 30, 2001 and 2000, respectively.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, demand deposits, and investments with original maturities of three months or less.

CASH SURRENDER VALUE OF LIFE INSURANCE

The insurance policies carried on the lives of two officers had a cash surrender value of $11,406 and $9,488 on September 30, 2001 and 2000, respectively. The beneficiary of these policies is the corporation.

COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation, sick days, and personal days, depending on job classifications, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

STOCK OPTION

Three employees have the option to each purchase 5 shares of stock for an exercise price of $6,782 per share. The option will be in effect as of the date of employment and will continue until July 1, 2004.

STOCK SPLIT

In June, 2001, the Board of Directors authorized a 2-for-1 stock split, thereby increasing the number of shares issued and outstanding shares from 75 to 150 and decreasing the par value of each share from $1,000 to $500.

TREASURY STOCK

The company holds 55 and 29 shares of stock in treasury as of September 30, 2001 and 2000, respectively. The transaction is reported on the balance sheet at cost as a deduction from common stock and retained earnings. The cost of the treasury stock is $27,500 and $29,000 as of September 30, 2001 and 2000 respectively. During the year of 2000, three shares of treasury stock were issued and recorded in the financial statements at $20,346 value. Also, the treasury stock split in June, 2001, thereby increasing the number of shares from 29 to 58 and decreasing the par value from $1,000 to $500.

SCHEDULE I
FIRST KENTUCKY SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of September 30, 2001 and 2000

	2001	2000
NET CAPITAL		
Stockholders' Equity	$586,907	$623,954
Deductions and/or charges		
Non-allowable Assets		
Accounts Receivable - Employee	3,459	
Property and Equipment	11,311	15,763
Prepaid Expenses		4,449
Deferred Taxes	22,908	22,908
Total Deductions	37,678	43,120
Net Capital Before Percentage Reductions	549,229	580,834
Pursuant to Rule 15c3-1 (F)		
Reduction of Securities Held in Inventory	28,630	49,613
Net Capital	$520,599	$531,221
AGGREGATE INDEBTEDNESS		
Accounts Payable and Payroll	$ 35,209	$ 17,936
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$100,000	$100,000
Excess Net Capital	$420,599	$431,221
Ratio of Aggregate Indebtedness to Net Capital	.06 to 1	.03 to 1
RECONCILIATION WITH COMPANY CALCULATION		
Net Capital as Reported in FOCUS Report	$519,296	$536,311
Audit Adjustments to Account Balance	1,303	(5,090)
Net Capital (Above)	$520,599	$531,221

SCHEDULE II
FIRST KENTUCKY SECURITIES CORPORATION
INFORMATION RELATED TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
For The Fiscal Years Ended September 30, 2001 and 2000

We have examined the financial statements of First Kentucky Securities Corporation as of September 30, 2001 and 2000 and have submitted our report thereon dated November 12, 2001. As part of this examination, we conducted a study and evaluation of the corporation's accounting system and system of internal control as required by Rule 17a-5 of the Securities and Exchange Act and by generally accepted auditing standards. The report on internal control is included on page 14 of our annual audit.

Our examination and study also included a review and evaluation of the procedures for compliance with the possession and control requirements of SEC Rule 15c3-3. In our opinion, the corporation has complied with the possession and control requirements of SEC Rule 15c3-3. In addition, the corporation has formal procedures insuring proper compliance and reporting of security transactions, pursuant to SEC Rule 15c3-3, for all transactions in the corporation's possession or under corporate control.

Charles T. Mitchell Co

Charles T. Mitchell Co.

SCHEDULE III
FIRST KENTUCKY SECURITIES CORPORATION
INFORMATION RELATED TO SUBORDINATE LIABILITIES
REQUIRED BY RULE 17-A-5
For Fiscal Years Ended September 30, 2001 and 2000

STATEMENT OF CHANGES IN SUBORDINATE LIABILITIES	2001	2000
Subordinated Liabilities at Beginning of Year	$ 0	$ 0
Increase in Liabilities	0	0
Decrease in Liabilities	0	0
Subordinated Liabilities at End of Year	$ 0	$ 0

Charles T. Mitchell Company, LLP

Certified Public Accountants

201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE - (502) 227-7395
TELECOPIER - (502) 227-8005

CTM

DON C. GILES, C.P.A.
WILLIAM G. JOHNSON, JR., C.P.A.
LARRY T. WILLIAMS, C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.

CHARLES T. MITCHELL, C.P.A.
CONSULTANT

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

Our report on our audits of the basic financial statements of First Kentucky Securities Corporation for 2001 and 2000 appears on pages 1 through 11. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles T. Mitchell Co.

November 12, 2001

FIRST KENTUCKY SECURITIES CORPORATION
SCHEDULE OF OPERATING EXPENSES
For The Years Ended September 30, 2001 and 2000

OPERATING EXPENSES

The operating expenses of the corporation are schedule below in classifications as shown on the income statement.

	2001	2000
Officer and Employee Compensation		
Officer and Executive Compensation	$ 25,707	$ 29,030
Sales Salaries	245,250	275,611
Office Salaries	97,920	56,675
Total	$368,877	$361,316
Officer and Employee Benefits		
Payroll Taxes	$ 26,968	$ 26,468
Insurance	39,414	33,750
Training Expense		49
Total	$ 66,382	$ 60,267
Communications and Promotion		
Advertising	$ 7,206	$ 4,870
Telephone	21,611	21,373
Travel and Entertainment	9,189	7,176
Sales Information Access Systems	19,605	30,986
Marketing	13,745	7,816
Total	$ 71,356	$ 72,221
Office Rent and Expenses		
Office Rent	$ 24,050	$ 21,000
Dues and Subscriptions	2,162	3,724
Office Supplies and Expense	12,262	12,162
Professional Fees	1,690	8,400
Equipment Rent, Repair and Maintenance	9,521	3,197
Postage and Shipping	3,891	7,878
Computer Expense	10,476	3,716
Miscellaneous	6,353	
Contract Labor	3,196	
Total	$ 73,601	$ 60,077
Other Operating Expenses		
Insurance	$ 6,647	$ 7,631
Taxes and Licenses	2,053	1,684
Broker Fees	4,203	3,517
Vehicle Lease	6,495	5 474
Total	$ 19,398	$ 18,306
Interest Expense	$ 10,736	$ 24,799
Clearing Fees	$ 29,832	$ 17,200

See auditor's report on supplementary information.

Charles T. Mitchell Company, LLP
Certified Public Accountants
201 WEST MAIN, P.O. BOX 698
FRANKFORT, KENTUCKY 40602-0698
TELEPHONE - (502) 227-7395
TELECOPIER - (502) 227-8005

CTM

DON C. GILES, C.P.A.
WILLIAM G. JOHNSON, JR., C.P.A.
LARRY T. WILLIAMS, C.P.A.
JAMES CLOUSE, C.P.A.
BERNADETTE SMITH, C.P.A.
KIM FIELD, C.P.A.

CHARLES T. MITCHELL, C.P.A.
CONSULTANT

STUDY AND EVALUATION OF INTERNAL CONTROL

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

We have examined the financial statements of First Kentucky Securities Corporation as of September 30, 2001 and 2000 and have submitted our report thereon dated November 12, 2001. As part of this examination, we conducted a study and evaluation of the corporation's accounting system of internal control, to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 which contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule, the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extend of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transaction or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the fiscal years ended September 30, 2001 and 2000, which was made for the purpose set forth above and would not necessary disclose all weaknesses in the system, disclosed no weaknesses which we believed to be material.

Charles T. Mitchell Co

November 12, 2001